Exhibit A

Mr. Saylor also directly owns an employee stock option to purchase 393,146 shares of Class A Common Stock with (i) exercise price of $20.69 per share,

(ii) vesting as follows: 65,146 on 02/28/2004, 82,000 on 02/28/2005,

82,000 on 02/08/2006, 82,000 on 02/08/2007 and 82,000 on 02/08/2008 and (iii)

expiration on 02/08/2013.